Exhibit 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

European Agreement on a Platform for Employee Relations at Total

Paris, November 23, 2004 — On Monday, November 22, Total’s senior management and three European federations, EMCEF, FECCIA and FECER*, signed an agreement in which they together confirmed a number of general strategic orientations to promote ongoing employee dialogue in Total’s European businesses.

“For the first time in the history of the Group, we have signed an agreement that will be applied in the enlarged European Union and the European Economic Area,” said Jean-Jacques Guilbaud, Senior Vice President, Human Resources and Corporate Communications at Total. “The agreement should enable dialogue with employees to play an important role in supporting economic, organisational and societal change.”

In order to provide a favourable context for this commitment to social dialogue, the agreement is based on three major principles:

—	Expansion of employee dialogue through provision of more information and consultation with employee representatives on Total’s plans for change in its European businesses.

—	Support for long term career management and a culture of life-long learning in professional life.

—	Identification and application of appropriate solutions relative to employment, working conditions and a social safety net in the event of changes in the various parts of the company.

Total’s senior management undertakes to encourage its European business units to apply these principles of its Europe-wide social platform. During its twice yearly meetings, the European Works Council’s** Liaison Office will review application of the agreement and the initiatives undertaken.

*	EMCEF: European Mine Chemical and Energy Workers’ Federation
FECCIA: European Federation of Managers in the Chemical and Allied Industries
FECER: European Federation of Executives in the Sectors of Energy & Research

**	The European Works Council is a forum for dialogue, information and consensus-building that brings together employee representatives from France and other European countries.

* * * * *

Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com